UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 13)

Aurinia Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

05156V102

(CUSIP Number)

ILJIN SNT Co., Ltd.

(Dohwa-dong), 45 Maop-daero, Mapo-gu

Seoul, Korea 121-716

Attention: Young Hwa Kim

+82-2-707-9137

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) ILJIN SNT Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,060,290
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,060,290
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,060,290
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3%*
14.	Type of Reporting Person (See Instructions) CO

* Based on 142,109,703 shares outstanding as of November 2, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) ILJIN Semiconductor Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) ILJIN Steel Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,123,608
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,123,608
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,123,608
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%*
14.	Type of Reporting Person (See Instructions) CO

* Based on 142,109,703 shares outstanding as of November 2, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) ILJIN GLS Co., Ltd.*
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,060,290 **
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,060,290 **
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,060,290 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3% ***
14.	Type of Reporting Person (See Instructions) CO

* Formerly known as ILJIN C&S Co., Ltd.

** Represents Common Shares held by ILJIN SNT.

*** Based on 142,109,703 shares outstanding as of November 2, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) Sae Kyoung Huh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 722,740
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 722,740
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 722,740
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%*
14.	Type of Reporting Person (See Instructions) IN

* Based on 142,109,703 shares outstanding as of November 2, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) Seoung Eun Huh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 722,740
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 722,740
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 722,740
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%*
14.	Type of Reporting Person (See Instructions) IN

* Based on 142,109,703 shares outstanding as of November 2, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) Chin Kyu Huh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,183,898 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,183,898 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,183,898 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1% **
14.	Type of Reporting Person (See Instructions) IN

* Consists of (i) 6,060,290 Common Shares held by ILJIN SNT and (ii) 1,123,608 Common Shares held by ILJIN Steel.

** Based on 142,109,703 shares outstanding as of November 2, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 05156V102

AMENDMENT NO. 13 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Shares on April 8, 2019, Amendment No. 1 thereto filed on June 4, 2019, Amendment No. 2 thereto filed on November 13, 2019, Amendment No. 3 thereto filed on December 6, 2019, Amendment No. 4 thereto filed on December 9, 2019, Amendment No. 5 thereto filed on December 10, 2019, Amendment No. 6 thereto filed on December 18, 2019, Amendment No. 7 thereto filed on July 23, 2020, Amendment No. 8 thereto filed on October 9, 2020, Amendment No. 9 thereto filed on January 26, 2021, Amendment No. 10 thereto filed on January 27, 2021, Amendment No. 11 thereto filed on March 3, 2022 and Amendment No. 12 filed on January 6, 2023 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following item of the Schedule 13D is hereby amended as follows:

Item 2.    Identity and Background

Paragraphs (a) and (f) of Item 2 are hereby amended and restated in its entirety as follows:

(a)           Pursuant to Rule 13d-1 promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under Section 13 of the Act, this statement is being filed jointly by the following:

(i) ILJIN SNT Co., Ltd. (f/k/a Cheoin Leisure Co., Ltd.) (“ILJIN SNT”);

(ii) ILJIN Semiconductor Co., Ltd. (“ILJIN SM”);

(iii) ILJIN Steel Co., Ltd. (“ILJIN Steel”);

(iv) ILJIN GLS Co., Ltd. (f/k/a ILJIN C&S Co. Ltd) (“ILJIN C&S”);

(v) Sae Kyoung Huh;

(vi) Seoung Eun Huh; and

(vii) Chin Kyu Huh.

Each of ILJIN SNT, ILJIN SM, ILJIN Steel, ILJIN C&S, Ms. Sae Kyoung Huh, Ms. Seoung Eun Huh and Mr. Huh are referred to individually as a “Reporting Person,” and collectively as the “Reporting Persons”.

The Common Shares that may be deemed to be beneficially owned by each Reporting Person are set forth on Line 11 of such Reporting Person’s coversheet and in Item 5 below.  Mr. Huh disclaims beneficial ownership of the shares owned by ILJIN SM and by Ms. Sae Kyoung Huh, his adult daughter who owns a majority of the issued and outstanding common shares of ILJIN SM and is the chief executive officer of ILJIN SM, but does not live in Mr. Huh’s household.  Mr. Huh disclaims beneficial ownership of the shares owned by Ms. Seoung Eun Huh, his adult daughter, who does not live in Mr. Huh’s household. Ms. Sae Kyoung Huh disclaims beneficial ownership of the shares owned by Mr. Huh, ILJIN SNT, ILJIN Steel, ILJIN C&S and Ms. Seoung Eun Huh. Ms. Seoung Eun Huh disclaims beneficial ownership of the shares held by Mr. Huh, ILJIN SNT, ILJIN Steel, ILJIN C&S, ILJIN SM and Ms. Sae Kyoung Huh. Mr. Huh is the direct owner of 100% of the issued and outstanding common shares of ILJIN C&S, the indirect owner of 100% of the issued and outstanding common shares of ILJIN SNT and the owner of a majority of the issued and outstanding shares of ILJIN Steel.  Mr. Huh is responsible for voting and dispositive decisions of ILJIN SNT, ILJIN C&S and ILJIN Steel.  Accordingly, Mr. Huh may be deemed to have investment and voting control over the Common Shares held by ILJIN SNT and ILJIN Steel.

CUSIP No. 05156V102

(f)            ILJIN SNT is a private limited company organized under laws of South Korea.

ILJIN SM is a corporation organized under the laws of South Korea.

ILJIN C&S is a corporation organized under the laws of South Korea.

ILJIN Steel is a corporation organized under the laws of South Korea.

Ms. Sae Kyoung Huh is a South Korean citizen.

Ms. Seoung Eun Huh is a South Korean citizen.

Mr. Huh is a South Korean citizen.

Item 5.   Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated to read as follows:

(a)-(b) The information requested by these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 13 to Schedule 13D.

(c) On January 19, 2023 Mr. Chin Kyu Huh and Ms. Sae Kyoung Huh cancelled a portion of the previously reported gift of 1,445,480 Common Shares from Mr. Chin Kyu Huh to Ms. Sae Kyoung Huh. 722,740 Common Shares were returned to Mr. Chin Kyu Huh.

On January 19, 2023, Mr. Chin Kyu Huh transferred, by way of a gift and without any consideration, 722,740 Common Shares to Ms. Seoung Eun Huh.

CUSIP No. 05156V102

Item 6. Contracts, Arrangements Understandings or Relationships with Respect to Securities of the Issuer

Exhibit A of the Schedule 13D is replaced with the Amended and Restated Agreement of Joint Filing, dated January 19, 2023, by and among the Reporting Persons, filed with this Amendment No. 13.

Item 7. Materials to be Filed as Exhibits

Exhibit A:     Amended and Restated Agreement of Joint Filing, dated January 19, 2023, among the Reporting Persons

CUSIP No. 05156V102

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2023	ILJIN SNT CO., LTD.

	By:	/s/ Young Hwa Kim
		Name:	Young Hwa Kim
		Title:	Authorized Signatory

ILJIN SEMICONDUCTOR CO., LTD.

	By:	/s/ Young Hwa Kim
		Name:	Young Hwa Kim
		Title:	Authorized Signatory

ILJIN STEEL CO., LTD.

	By:	/s/ Young Hwa Kim
		Name:	Young Hwa Kim
		Title:	Authorized Signatory

ILJIN GLS CO. LTD.

	By:	/s/ Young Hwa Kim
		Name:	Young Hwa Kim
		Title:	Authorized Signatory

/s/ Chin Kyu Huh
Chin Kyu Huh

/s/ Sae Kyoung Huh
Sae Kyoung Huh

/s/ Seoung Eun Huh
Seoung Eun Huh

Exhibit A

AMENDED AND RESTATED AGREEMENT OF JOINT FILING

This joint filing agreement (this “Agreement”) is made and entered into as of this nineteenth day of January, 2023, by and among ILJIN SNT Co., Ltd., ILJIN Semiconductor Co., Ltd., ILJIN Steel Co., Ltd., ILJIN GLS Co., Ltd., Sae Kyoung Huh, Seoung Eun Huh and Chin Kyu Huh.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate all filings on any Form 3, Form 4, Form 5 or Schedule 13D or Schedule 13G, and any and all amendments thereto and any other document relating thereto (collectively, the “Filing”) required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended.  Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

ILJIN SNT CO., LTD.

By:	/s/ Young Hwa Kim
	Name:	Young Hwa Kim
	Title:	Authorized Signatory

ILJIN SEMICONDUCTOR CO., LTD.

By:	/s/ Young Hwa Kim
	Name:	Young Hwa Kim
	Title:	Authorized Signatory

ILJIN STEEL CO., LTD.

By:	/s/ Young Hwa Kim
	Name:	Young Hwa Kim
	Title:	Authorized Signatory

ILJIN GLS Co., Ltd.

By:	/s/ Young Hwa Kim
	Name:	Young Hwa Kim
	Title:	Authorized Signatory

/s/ Chin Kyu Huh
Chin Kyu Huh

/s/ Sae Kyoung Huh
Sae Kyoung Huh

/s/ Seoung Eun Huh
Seoung Eun Huh